Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK OF MALIBU BOATS, INC.
General
The following is a summary of the rights of Malibu Boats, Inc.’s (“our” or “we”) Class A Common Stock, Class B Common Stock and preferred stock and of certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to reports we file with the Securities and Exchange Commission (“SEC”).
Our certificate of incorporation provides for two classes of common stock. In addition, our certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board of Directors.
Authorized Capitalization
Our authorized capital stock consists of shares, all with a par value of $0.01 per share, of which:

•	100,000,000 shares are designated as Class A Common Stock;

•	25,000,000 shares are designated as Class B Common Stock; and

•	25,000,000 shares are designated as preferred stock.
Common Stock
Voting Rights
Holders of our Class A Common Stock and our Class B Common Stock have voting power over Malibu Boats, Inc., the sole managing member of Malibu Boats Holdings, LLC (the “LLC”), at a level that is consistent with their overall equity ownership of our business. Pursuant to our certificate of incorporation and bylaws, each share of Class A Common Stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A Common Stock are entitled to vote. Each holder of Class B Common Stock is entitled to the number of votes equal to the total number of units of the LLC (“LLC Units”) held by such holder multiplied by the exchange rate specified in the exchange agreement with respect to each matter presented to our stockholders on which the holders of Class B Common Stock are entitled to vote. Accordingly, the holders of LLC Units collectively have a number of votes that is equal to the aggregate number of LLC Units that they hold. Subject to any rights that may be applicable to any then outstanding preferred stock, our Class A and Class B Common Stock vote as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our certificate of incorporation or bylaws or required by applicable law. Holders of our Class A Common Stock and Class B Common Stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our Board of Directors and as otherwise provided in our certificate of incorporation, our bylaws, or as required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.
Dividends
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A Common Stock are entitled to share equally, identically and ratably in any dividends that our Board of Directors may determine to issue from time to time. Holders of our Class B Common Stock do not have any right to receive dividends.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A Common Stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Class A Common Stock. Holders of our Class B Common Stock do not have any right to receive a distribution upon a voluntary or involuntary liquidation, dissolution or winding up of our affairs.
Other Rights

Holders of our Class A Common Stock have no preemptive, conversion or other rights to subscribe for additional shares. The rights, preferences and privileges of the holders of our Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Preferred Stock
Though we currently have no plans to issue any shares of preferred stock, our Board of Directors has the authority, without further action by our stockholders, to designate and issue up to 25,000,000 shares of preferred stock in one or more series. Our Board of Directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our Board of Directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.
There are no outstanding shares of preferred stock.
Warrants
There are no outstanding warrants to purchase our Class A Common Stock.
Anti-Takeover Provisions
Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. For additional information we refer you to the provisions of our certificate of incorporation, our bylaws and such sections of the General Corporation Law of the State of Delaware.
Certificate of Incorporation and Bylaws
Our certificate of incorporation provides for our Board of Directors to be divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding is able to elect all of our directors. Our certificate of incorporation provides that all stockholder actions must generally be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the chair of the board or a majority of our Board of Directors may call a special meeting of stockholders.
Our certificate of incorporation and bylaws require a 66 2/3% stockholder vote for the amendment or repeal of the bylaws or the provisions in our certificate of incorporation relating to the election and classification of directors. The combination of the classification of our Board of Directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements makes it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions could have the effect, however, of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
The overall effect of the foregoing provisions may be to deter a future tender offer. Stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of our business.
Limitations of Liability and Indemnification Matters
We have adopted provisions in our certificate of incorporation that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to any of the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.
This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.
We have entered into indemnification agreements with each of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our governing documents, and may provide additional procedural protection. These agreements require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

•	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.
We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Exchange Listing
Our Class A Common Stock is listed on the Nasdaq Global Select Market under the symbol “MBUU.”